3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE                    TSX: COM

CARDIOME TO PRESENT CLINICAL DATA AT
HEART FAILURE MEETING

Vancouver, Canada – September 3, 2003 - Cardiome Pharma Corp. (TSX: COM) (the “Company” or “Cardiome”) reported today that it will present clinical data from its EXOTIC clinical study at a satellite symposium to the Heart Failure Society of America meeting on September 21, 2003. The EXOTIC (“European Xanthine Oxidase Inhibitors Trial In Cardiac Disease”) study measures the impact of oxypurinol in reversing coronary arterial constriction associated with heart disease. The intravenous dosing, open-label study is being conducted in up to 20 patients at the Eppendorf Clinic at the University of Hamburg.

In the EXOTIC study, subjects catheterized for other reasons are dosed with intravenous oxypurinol following administration of a vasoconstricting drug. Vasoconstriction is commonly associated with various forms of heart disease, including congestive heart failure. It has been suggested that xanthine oxidase inhibitors can to some degree restore normal vascular function in such vasoconstricted patients, thereby permitting greater supply of blood to the heart muscle. The EXOTIC study is intended to test that hypothesis using oxypurinol. Such activity of oxypurinol is expected to be additional to its direct effects in improving cardiac muscle performance.

The Company also reported that it is making good progress in its partnering efforts regarding RSD1235, its clinical candidate drug for acute treatment of atrial arrhythmia. The Company expects to announce a completed transaction in 2003. Cardiome CEO Bob Rieder stated, “While there can be no guarantee of success until a final deal is executed, we are pleased to be making good progress on several partnering fronts.”

Cardiome reported continued progress on the NDA submission in the OxyGout program. This orphan drug program is focused on application of oxypurinol to allopurinol-intolerant gout patients. The Company now expects to file the NDA in the fourth calendar quarter of 2003.

Cardiome also indicated that it intends to change its financial reporting year. Currently the fiscal year ends on November 30 and the company intends to change that to December 31, so that the fiscal year-end coincides with the calendar year-end.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation (AF). RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation. This unique mechanism of action of RSD1235 combined with supportive preclinical and clinical data suggests that RSD1235 may be able to effectively treat atrial arrhythmia with a high margin of safety. In a phase II study completed in the fall of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). Currently available drugs to acutely treat AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug induced proarrhythmia and other cardiac liabilities. To date, no significant drug-related adverse events have been reported in patients exposed to RSD1235.

Cardiome’s lead product in the congestive heart failure area is oxypurinol, a novel therapy in treating the disease. Cardiome also plans to develop oxypurinol as a treatment of gout for patients who are intolerant to allopurinol, the first-line therapy for gout. Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at: www.cardiome.com.

FOR FURTHER INFORMATION:
Cardiome Pharma Corp.
Don Graham, Director of Corporate Communication
(604) 677-6905 ext. 109,
Email: dgraham@cardiome.com
Website: www.cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“Robert Rieder”

President & Chief Executive Officer